UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 14, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL REPORT

AS OF THE YEAR ENDED DECEMBER 31,

2014

Annual report as of the year ended December 31, 2014(1)

1.

Letter to our Shareholders, Customers, Employees and Suppliers

Since the birth of Transportadora de Gas del Sur S.A. (“TGS”, the “Company” or “us”) as a provider of public natural gas transportation services, we have enriched our history with countless experiences, transporting quality of life and the energy required for the sustainable development of our country, through the processing of natural gas liquefiable hydrocarbons.

We would like to take this opportunity to express our gratitude to our shareholders, customers, employees and suppliers. We are convinced it would have been impossible to obtain sustainable results over the last twenty-two years without the commitment of our employees, whose effort and dedication have played a key role in the fulfillment of our service reliability, safety and efficiency targets. We will continue working with creativity and professionalism, focusing on providing the client with a service that overcomes his expectations.  Once again, we would like to thank our shareholders for the trust they have placed in our management throughout all these years.  The main events that marked our path throughout the year 2014 are outlined below.

Our performance in 2014

As in previous years, the main challenge we faced was to seek the adjustment of the tariff chart applicable to the natural gas transportation segment, which in spite of all negotiations and efforts invested by us, has remained substantially unchanged since 1999, significantly affecting our profitability. Accordingly, we held meetings with the governmental entities to describe the obstacles derived from the lack of tariff updating in a public service that entails significant investments to ensure the quality we have delivered since our license came into effect (the “License”). In the mentioned presentations we emphasized the evolution of our operative costs, underlining the fact that current tariffs could be adjusted to our operative costs with a low impact on the final user, yet improving substantially the natural gas segment and our financial condition.

This year we have made a first minor progress towards this goal. In April 2014, the National Gas Regulatory Agency in Argentina (hereinafter “ENARGAS”) through Resolution N° I-2852/14 (“Resolution 2852/14”) approved the new tariff charts applicable to the natural gas transportation service rendered by us, in effect as from April 1, 2014. As from the mentioned resolution, tariff charts contemplate gradual increases with respect to March 31, 2014: an increase of 8% effective as of April 1, 2014, an accumulated increase of 14% as of June 1, 2014

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and of 20% as of August 1, 2014. It should be mentioned that the tariff chart increases should have been applied in September 1, 2008. In spite of the excessive delay in its implementation, and the insignificance of its value compared to the current economic scenario, this adjustment constitutes a first step in the path of the tariff re-composition that has not started yet, the final goal of which is a comprehensive tariff renegotiation within the framework of the policies outlined by the National Government. The changes introduced in the tariff chart have not been enough to address our problem, as the implemented increase is insignificant compared to the unrelenting operative costs growth since 1999.

The new tariff charts only partially contemplate the stipulations of the Transitory Agreement entered on October 9, 2008 (the “Transitory Agreement”) by and between us and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”), ratified by the Executive Branch Decree No. 1.918/09.  Although the Transitory Agreement stipulated that the increase should have been effective since September 1, 2008, Resolution 2852/14 determined its gradual implementation as from April 1, 2014. Thus, we filed judicial and administrative appeals against the breach of the mentioned agreement, requesting explicit acknowledgement of the retroactive tariff increase between September 1, 2008 and March 31, 2014.

In addition to meetings with officers of several governmental entities to discuss the critical scenario of the natural gas transportation segment with its growing operative deficit, we have filed several claims with administrative offices and we have pursued the legal action we had started to protect our rights. We also filed a claim for damages derived from the omission of the National Government to enter into the Agreement for the Adjustment of the Natural Gas Transportation License (the “Comprehensive Adjustment Agreement”), which we consider of extreme importance, as it is aimed at the major goal of obtaining a tariff that fairly remunerates the high quality public service that we have rendered throughout its existence.

On the other hand, during 2014 we continued performing our role of “Technical Project Manager” of the expansion works of our pipeline system carried out under the Gas Trust Fund Program created by the Executive Branch through Decree No. 180/04, through which we provide technical counseling for the works engineering and execution. We made progress with the development of the implementation plan that will allow the transportation of an additional volume of 378 millions of cubic feet per day (MMcf/d), of which 307 MMcf/d are in service as of this date.

After the coming into service of the Gas Trust Fund expansion works owned by the Gas Trust, in which Nación Fideicomisos S.A. acts in the role of trustee, we are in charge of the operation and maintenance of the mentioned expansions, in accordance with the agreement entered into with

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Nación Fideicomisos S.A. in 2011. By means of this agreement, shippers pay us for the mentioned services through a Charge for Access and Use (“CAU”), determined by the ENARGAS. The CAU, in spite of being subject to an adjustment system, has not been changed since it was created in November 2005. Given the permanent increase of operational and maintenance costs throughout the years, beyond the reach of the current calculation of the CAU, we filed a claim against the National Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders.

In spite of the challenges faced during the 2014 in the business of Liquefiable Hydrocarbons Production and Commercialization (hereinafter, “Liquids”), we have had a good performance in this segment this year. Sold volumes slightly increased by 3.7%, totaling 1,037,986 short tons, compared to the 1,001,319 short tons produced in 2013.

The adverse scenario that dominated the fourth quarter of the year presented significant drops of the international reference prices of Liquefied Petroleum Gas (“LPG”) and natural gasoline, compared to last year, representing the deepest drop since 2009. This effect, blended with an increase in the international market supply- as a result of the export capacities expansions in the United States terminals- has derived in a considerable decrease in the final sale price, whether for exports or for the local market.

Regarding ethane, PBB-Polisur S.A. (“Polisur”), our only client for this product, has maintained its decreasing acquisition trend, negatively affecting our results.

Throughout the 2014, winter favorable weather conditions allowed us to have lower natural gas restrictions for thermal plant replenishment (“RTP” according to its initials in Spanish) arriving to the Cerri Processing Plant (Cerri Complex) which added to better yields in the processed natural gas and an adequate management of the Cerri Complex maintenance plans balanced the negative impact of the international prices drop, increasing the processed volumes. Also the cost of natural gas purchased for RTP had a negative impact on the operative costs, compared to the values corresponding to 2013. However, in spite of the sale price drop and the costs increase, the marginal contribution has remained positive so we could renew the agreements in terms that allowed it to ensure RTP natural gas supply for the Cerri Complex.

This situation, which could be regarded as circumstantial, has structural effects that affect the operative margins of this business segment, which up to this year had allowed us to balance our results, offsetting the negative effect of the lack of natural gas transportation tariffs adjustment.  Thus, these negative factors further emphasize the need to continue and strengthen all our efforts aimed at obtaining the expected adjustment of our tariffs in the natural gas transportation segment. On the other hand, given the Liquids Business price and cost scenario, it will be

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essential to go further and deeper into the actions started with the National Authorities to protect the sustainability of this business, particularly regarding the tax withholding applied to hydrocarbons exports that has a negative effect on TGS, the Carafe Sales Programs addressed to the most vulnerable segments of our society and the outlining of a gas price policy that promotes production to meet domestic market needs.

In the “Other Services” segment, we have recorded revenues derived from the rendering of new services to producers. We have also adjusted prices for the compression and treatment services and operation and maintenance, which could partially counteract the negative impact of the cost increase.

The controlled company Telcosur S.A. (“Telcosur”) has entered into agreements with major clients, involving an expansion in the data transmission capacity and the location of operative sites.

The pipeline system adequately met the natural gas transportation demand, reporting no service interruptions attributable to our operations, in accordance with the License Terms and the requirements of the regulatory entity, and also meeting high operational standards. For those purposes, we used several technologies to assess failures and take preventive action against external and internal corrosion, material and geometrical flaws, among others. This successful performance was possible thanks to the maintenance investment plan that we have carried out since the early beginnings of our operations.  The expertise and professionalism of our highly qualified staff enabled us to optimize costs in activities that had been formerly executed by third parties, in spite of the lack of tariff adjustment.

Environmental and occupational health issues still represented a major priority for us. Hence, in 2014 we conducted a comprehensive review of all environmental issues to optimize our response to probable requirements by the governmental authorities and communities close to us. This year we obtained the re-certification of our Integrated System of Safety, Occupational Health, Environmental Issues and Quality, in accordance with the international standards ISO 14,001, ISO 9,001, and OHSAS 18,001.

In the field of safety, we strengthened the processes aimed at fulfilling our “Zero Accident” goal, by means of several training and awareness programs and the introduction of a new approach for the analysis of incidents and preventive activities.

On the topic of Human Resources, in 2014 we continued implementing several initiatives to sustain and strengthen our value proposal. These initiatives mainly relied on the following cornerstones: labor relations, compensations and benefits, technical training and human capital

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planning.  Given the current need to upgrade our qualified technical team for operational purposes, we continued working on the development of several technical training schools. These activities contribute to the targeted programmed generational shift and to adequately meet ENARGAS requirements related to technically qualified staff, ensuring high reliability in our operations.

Within the scope of our Corporate Social Responsibility and Sustainability performance, we continued strengthening ties with the communities in which we conduct our operations and where our facilities are located. Several educational activities have been organized, implementing professional training workshops to improve the career and work outlook for youths and adults. We are currently developing our sustainability goals, for which purpose we are organizing training days in local organizations to raise awareness of the importance of prevention of third parties’ damages to pipelines and response to emergencies, among others. We also implemented an informative and awareness programs in the pipeline areas that have shown a recent significant demographic growth. We have also continued with the development of our social programs, in some of which our employees play an active role through the Corporate Volunteers Program, which has celebrated 12 years since its implementation.

In the financial field, in February 2014 we executed the voluntary exchange of 67% of our notes issued under the 2007 Global Program, for a new program with final maturity in May 2020, issued under the 2014 Global Program. The swap improved the maturity profile of our financial indebtedness, taking the average term from 1.75 years to 3.25 years.  Also, we continued with actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness (debt assumed to finance the acquisition of our assets, 90% of which corresponds to the natural gas transportation segment). To that end, in 2014 we entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness.

To conclude, the Board of Directors Meeting held on November 26, 2014 approved the distribution of dividends in cash for an amount of Ps. 260.5 million, through the total application of the Reserve for Future Dividends created by the Ordinary Shareholders Meeting held on April 30, 2014, based on 2013 results.

Future Outlook

Resolution 2852/14, through which an accumulated increase of 20% of the natural gas transportation tariff was approved, constituted the first tariff increase granted to us since 1999. Although this increase is not enough, it represents some progress towards a comprehensive and definite agreement in terms of tariffs. We not only continued with the legal action but also

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started claims in administrative instances. In 2015, we will pursue all the action required to implement the Transitory Agreement in accordance with the agreed terms and execute the Comprehensive Adjustment Agreement initialized by us in 2011 to obtain a fair and reasonable tariff re-composition. This is of paramount importance for us, as it will engage all involved parties in guaranteeing the rendering of a high quality public service.

We will continue managing the expansion works carried out in our pipeline system, promoted by the National Government under the Gas Trust Fund Program, which will generate revenues related to the management of the works and also will increase our revenues related to the operation and maintenance of the assets owned by the Trust Fund. This will lead to further negotiations with the National Government to adjust the CAU values paid for the operation and maintenance of the expansion works in accordance with the framework outlined by the Executive Branch Decree N° 180/05.

One of the cornerstones of our performance will be the constant monitoring of our financial condition, in pursuit of an efficient management of resources, with the aim to achieve costs reductions to offset the increasing operative deficit that affected the natural gas transportation segment in 2014.

Regarding the Liquids Business, its complex global scenario presents us with major challenges. The products oversupply and the drop in prices reduce our competitiveness compared to other providers, providing an uncertain outlook regarding the allocation of bids for the sale of natural gasoline, propane and butane.  With respect to the sales of ethane to Polisur (only client to whom we sell this product), we will focus on the renewal of the contract that expires in 2015.

In light of the scenario described above, we will double our efforts and strengthen action pursued with the National Government in the year 2014, focusing on the impact of export taxes schemes on our financial condition. Subject to the results obtained from those meetings, we will estimate the measures required to achieve the sustainability of the business, including the assessment of our participation in the propane and butane supply to the domestic market promoted by the Government, at such low prices that the production and commercialization costs are not covered, representing a considerable decrease in operative margins. In this sense, we might be under the obligation to inform the government that it is impossible for us to continue with the “Carafe for Everyone” program, given the current conditions in the segment.

Regarding the Other Services Segment, we will continue analyzing opportunities related to compression, treatment services and logistics in storage and dispatch facilities located in Puerto Galvan and optimizing the telecommunications service.

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We stick to our commitment to the continuous improvement of each of our processes, optimizing the use of resources and reducing operative costs. In this sense, we will take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the natural gas transportation system. Based on the result obtained from the tariff re-composition of the natural gas transportation system and on the measures adopted by the National Government to preserve the profitability of the Liquids Business, we will continue with the implementation of different actions, such as the risks management standardization and systematization in pipelines, compressor plants and processing facilities, and we will intensify the training initiatives that we provide permanently to our staff for its technical formation and for an adequate resources management.

In the financial field, given the negative impact of the exchange rate variation of the Argentine Peso with respect to the United States Dollar on our net financial liabilities, we will continue with the steps taken for its mitigation.  We will continue analyzing the alternatives to minimize the exchange rate impact and enhance the performance of our investments.

Finally, we would like to thank again our shareholders for the trust placed in our performance, our clients and suppliers for letting us participate in the management of their resources and our employees for their permanent cooperation, commitment and dedication. All of them have contributed to the positioning we have earned over our history of 22 years, and to the high performance standards that allow us to be at the forefront of the natural gas industry.

Ricardo I. Monge Chairman of the Board of Directors

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2.

Our Businesses in 2014

2.1.

Natural Gas Industry in Argentina

Natural gas is the energetic source with highest share in the national energy matrix.

Source: BP Statistical Review of World Press (information corresponding to 2013).

In 2014, the total natural gas supply was similar to 2013. As far as domestic supply was concerned, the Neuquén basin production reversed the downward trend observed in the past years, increasing its contribution by an average 74.2 MMcf/d, derived from the development of non- conventional natural gas in this basin, which offset the decreases in the rest of the gas basins in the country.

The future scenario maintains forecasts of major local supply increases derived from agreements entered by and among the Executive Branch and the natural gas producers, by means of which they commit to develop reserves charging a differential price of US$ 7.50 per million BTU of incremental production.  This measure constitutes an incentive both for the non-conventional exploitation conducted in several basins of the country, particularly in Neuquén by YPF S.A., Pan American Energy S.A and Petrobras Argentina S.A. – and for the conventional exploitation in the several sedimentary basins in the country, mainly the “off-shore” exploitation in the Austral basin.

With respect to the imports of natural gas by the National Government, the supply of gas from Bolivia –within the framework of the agreement entered by both countries – was conducted at an average volume of 582.7 MMcf/d in 2014, higher than 2013 deliveries

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at 550.9 MMcf/d, thus achieving a substantial saving in natural gas costs as the price of imported natural gas adds up to approximately US$ 10 per million BTU compared to the price of LNG re-gasification tankers at US$ 16 per million BTU. Likewise, the injection of re-gasified LNG in the tankers located in Bahía Blanca and Escobar recorded an average increase of 572.1 MMcf/d in 2014, similar to the one recorded in 2013 of 582.7 MMcf/d.

2.2.

Regulated Segment

Natural gas transportation

In 2014, revenues derived from this business segment amounted to Ps. 744.1 million, representing a Ps. 83.1 million increase compared to the Ps. 661.0 million recorded in the year 2013. This increase is related to the meager adjustment of regulated tariffs approved by Resolution 2852/14 and to higher interruptible and exchange and displacement transportation revenues.

During the winter of 2014, our pipeline system continued meeting the natural gas demand, even though the Regulatory Entity kept re-directing and allocating the supply of natural gas to higher priority consumers, mainly residential, commercial and CNG stations. Said restrictions affected direct shippers who have firm natural gas transportation contracts with us as well as industries connected to our system in different distribution areas and those close to the natural gas fields. However, these industrial restrictions were lower as a consequence of the decrease of residential consumption derived from higher temperatures compared to 2013.

As mentioned above, regulated tariffs applicable to natural gas transportation services had not been updated since 1999 and had remained unadjusted since the enactment of Law N° 25,561 (“Economic Emergency Law and Exchange Rate Regime Amendment”), which was enacted and approved in the first days of January 2002 and had successive extensions of the “declaration of emergency” status until December 31, 2015 (Law N° 26.896). As from April 2014, Resolution Nº 2852/14 issued by ENARGAS stipulated a gradual adjustment applicable to the natural gas transportation tariff chart, reaching a total increase of 20% in August 2014. This increase is not enough to offset the huge increase in costs recorded over the last years, in spite of our continuous efforts to

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rationalize them, situation that has derived in an annual operative loss for the first time in our history in this business segment.

The issuance of the new tariff charts partially implements the stipulations of the Transitory Agreement; subscribed by and between us and the UNIREN and ratified by the Executive Branch Decree N° 1,918/09. The Transitory Agreement had stipulated that this increase should have been in effect since September 1°, 2008. For that reason, we filed a motion against Resolution 2852/14, seeking reconsideration of the lack of refunding of the increase stipulated by the Transitory Agreement for the period comprised between September 1, 2008 and March 31, 2014 and requesting its explicit acknowledgement. Upon expiration of the terms foreseen for ENARGAS ruling on this motion, we considered our request was denied and requested the regulatory entity to submit the case to the Secretariat of Energy of the Nation, as a higher instance appeal, in a subsidiary manner to the reconsideration motion.

On the other hand, within the framework of negotiations with the UNIREN, we continue with the action aimed at executing the Comprehensive Adjustment Agreement initialized by us in October 2011, after having agreed to grant the indemnity required by the National Government for its signature, the only relevant condition that prevented us from reaching the agreement.  Although the UNIREN Secretariat ruled in favor of the terms agreed in the agreement initialized by us, recommending the Ministries of Economy and Finance and of Federal Planning, Public Investment and Services to stamp their signatures on it, they have not signed it until this date. Notwithstanding the right to continue requesting its signature, we have filed an administrative claim, in accordance with the terms of Section 30 of the Law of Administrative Proceedings against the National Government.

On the other hand, with reference to the appeal filed by us in September 2010 for the reconsideration of the lack of implementation of the tariff increase by the National Government in accordance with the Transitory Agreement, the Chamber of Administrative Litigation of the Federal Court of Appeal confirmed the decision of the lower court judge and ruled against our request that ENARGAS must issue the tariff chart including the increase stipulated in the Transitory Agreement. This ruling will be challenged by us.

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Finally, due to the permanent increase of costs and operational and maintenance incremental costs that we have assumed beyond the scope of the agreement initially reached, the National Government has been requested to adjust CAU values charged for our services within the framework of the stipulations of Executive Branch Decree N° 180/05.

The combined effect of the lack of tariff adjustment and the sustained cost increase has deteriorated substantially the operative result of the natural gas transportation segment. Thus, we will continue performing all necessary action to obtain an adequate tariff adjustment that ensures revenues in accordance with the cost increases and allows us to continue rendering the public service.

Macroeconomic variables and tariffs evolution

800%
700%
600%
500%
400%
300%
200%
100%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
739.8%
601.4%
20%
Wholesale Price Index
Exchange rate variation
Natural gas transportation tariff

Source: INDEC and Banco de la Nación Argentina.

We have made progress in the expansion works started in 2006, which will allow the transportation of an aggregate incremental volume of 378 MMcf/d, of which 307 MMcf/d are already in service and for which, we signed firm natural gas transportation contracts. For the transportation already in service, we monthly receives the CAU, which has also remained unchanged since its creation in 2005.

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These expansion works –scheduled in gradual start-up stages- are developed and financed under the Gas Trust Fund Program, with the contribution of funds from third-parties investors, natural gas producers and shippers with incremental transportation capacity, under a scheme that contemplates recovery through specific fiduciary charges, paid by all the shippers of the transportation companies and users with firm transportation service agreements. During the expansion works, we perform the role of Technical Manager of the works to be conducted on its own pipeline system.

The above mentioned expansion works involve the installation of over 200,000 HP of additional power in the Compressor Plants and the installation of 1,140 km of pipeline loops, including the new pipeline that goes through the Magellan Strait, which allows the feeding of the on- going and projected expansions with the Argentine reserves of the Austral Basin.

Finally, in 2014 we successfully renewed the natural gas firm transportation agreements that expired during the year.  Through an adequate bidding process, we renewed a capacity of 1,176.0 MMcf/d for an average term of 6.5 years. In 2015, we will start negotiations with clients for the renewal of the agreements that expire in the first half of the year for an 88.3 MMcf/d firm transportation capacity.

Financial and Operational Indicators of the Gas Transportation Segment

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	2014	2013
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net Revenues	744.1	661.0
Operating (Loss)/ income	(42.4)	29.5
Depreciation of Property, Plant and Equipment	189.5	179.6
Identifiable Assets	5,069.5	4,974.1
OPERATIVE STATISTICS
Average Capacity hired on a firm basis (in MMcf/d)	2,839.3	2,913.4
Average deliveries (in MMcf/d)	2,309.6	2,327.7
Annual Load Factor (2)	81%	80%
Load factor during winter (2)	75%	73%

(1) Information corresponding to consolidated financial statements

(2) Corresponds to the ratio between the year average deliveries and the average firm capacity.

2.3.

Non- regulated segment

Liquids Production and Commercialization

In 2014, revenues related to this segment represented 75% of our total revenues, increasing by Ps. 1,178.0 million, from Ps. 2,065.3 million reported in 2013 to Ps. 3,243.3 million in 2014.

In spite of the restrictions placed on the processing of natural gas at the Cerri Complex by the National Government, and thanks to an efficient management of resources, production in 2014 was slightly higher than in 2013 by 66,374 short tons, representing a 6.6% increase. Among the factors that led to higher production levels, we can mention the favorable weather conditions that favored Cerri Complex operative efficiency, lower processing activities at the plants upstream of Cerri Complex, which contributed to the arrival of richer gas, a higher yield per processed cubic feet and an adequate management of Cerri Complex maintenance plans.

On average, our sales prices were lower than the ones recorded in 2013: it should be mentioned that as from the fourth quarter of 2014 propane, butane and natural gasoline year-on-year international reference prices presented drops of 64%, 52% and 46%, respectively, thus hitting their lowest performance over the last 6 years. The main factors underlying these drops that could continue affecting this segment’s revenues are the oversupply of these products and the geopolitical situation of the natural gas and oil producers that led to the decrease in oil prices.

Regarding the renewal of the natural gasoline, propane and butane export agreements, the oversupply scenario and the drop of international prices mentioned above, resulted in a lower price per sold ton in the propane and butane exports agreements in effect

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between September 2014 and April 2015. On the other hand, the agreement that governs natural gasoline exports matured on November 30, 2014, and given the uncertainty in the international market, spot sales are being conducted to Petrobras - Petróleo Brasileiro S.A. keeping the prices of the expired agreement, while it is decided whether it is convenient to enter into a new mid-term agreement.

In 2014 we continued participating in the “Carafes for Everyone” Program, through which butane is commercialized at subsidized prices, being the production costs significantly higher than the sales price and thus generating losses in this business segment.

On the other hand, the cost of natural gas used as RTP kept its upward trend after the significant increase recorded in 2013 as a consequence of the price guidelines stipulated by the Government with the application of the program “Last Resource Supplier”.  For that reason, the prices of natural gas at well-head have reached increases of approximately 30% (in United States dollars terms) in 2014.  In the reported year, we obtained a six-month extension upon the expiration of the injunction issued by the Argentine Judicial Branch, that suspends the effect of Resolution I- 1,982/11 issued by ENARGAS stipulating an increase of approximately 700% of the charge created by Executive Branch Decree No. 2,067/08 for the financing of natural gas imports. This injunction allows us to keep conducting our Liquids Business as long as the mentioned charge does not reduce its profitability.

The factors mentioned above have contributed to decrease the operative margins with which we operate in this segment. This situation was mitigated by internal factors such as the implementation of measures to improve performance in the recovery of natural gas liquids at Cerri Complex and by means of the execution of natural gas supply agreements that ensured its provision at reasonable prices, and external factors such as the favorable weather conditions and lower restrictions to the reception of natural gas for RTP.

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We obtained higher ethane sales prices to Polisur, reflecting the natural gas cost increases derived from market trends. On the other hand, ethane volumes sold were lower in summer as our only ethane client, Polisur, is giving priority to the product provided from another supplier, due to commercial reasons.

We continue broadening the logistics services portfolio rendered at the Puerto Galvan facilities and we also improved the unitary tariffs applicable to these logistic services, generating additional revenues that mitigate the drop in margins.

The aspects described above have changed the revenue scheme of this business segment that in prior years had mitigated the natural gas transportation segment difficulties and profitability decrease as a consequence of the sustained cost increase not reflected in the ensuing tariff updating. Also, regarding our participation in the “Carafes for Everyone”

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Program, it is fundamental the review the current exports taxes and charges scheme in order mitigate their negative impact and also assess the feasibility of the program itself.

Financial and Operational Indicators of the Liquids Production and Commercialization Segment

	2014	2013
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	3,243.3	2,065.3
Operating Income	816.9	646.9
Depreciation of Property, Plant and Equipment	48.1	47.0
Identifiable assets	739.1	783.2
OPERATING STATISTICS:
Liquids total production (in thousands of short tons)	1,069.1	1,003.5
Gas Processing Capacity (in MMcf/d)	1,624.5	1,624.5
Storage Capacity (in short tons)	60,450	60,450

(1)

Information corresponding to consolidated financial statements.

Other Services and Telecommunications

This segment, which accounted for 7% of the total revenues in the 2014, mainly comprises the rendering of midstream and telecommunications services. During the period, midstream revenues recorded an increase with respect to the past year, basically derived from new services related to producer’s operations, assignment and control services. A lesser factor was the execution of the expansion works started in 2006 under the Gas Trust Fund Program. On the other hand, revenues related to compression and treatment and operation and maintenance recorded an increase, as a result of the price adjustment and higher exchange rates.

Regarding the telecommunication services rendered by Telcosur, in the year 2014 this controlled company entered the following agreements that account for the increase of its revenues as compared to the previous year:

•

Silica Networks Argentina S.A. was assigned the right of way corresponding to two hairs of dark optical fiber that Telcosur owns in the route La Plata - Mendoza.

•

Pursuing its mid- term and long- term consolidation strategy, Telcosur attained capacity expansions through the renegotiation of existing agreements and the execution of new ones.

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•

Agreements with two clients for the Lease of Operative Sites, thus capitalizing its assets in the Bahía Blanca - Tierra del Fuego corridor.

Financial and Operating Indicators of Other Services  and Telecommunications

	2014	2013
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	316.6	138.6
Operating Income	158.1	30.3
Depreciation of property, plant and equipment	16.7	16.2
Identifiable Assets	365.9	315.7
OPERATING STATISTICS:
Compression Capacity (in HP)	32,560	32,560
Treatment Capacity (in MMcf/d)	11.3	11.3

Information corresponding to consolidated financial statements

3.

Conduction of Operations and Safety

In the year 2014, our pipeline system successfully met the demands generated by the winter season and the requirements of the regulatory entity.  To that end, we conducted several maintenance, prevention and inspection tasks.

Among them, we launched an in-line inspection program for the period 2014/2015 throughout 1,887 miles, using several technologies to identify, assess and control threats to the integrity of pipelines- such as external corrosion, material and geometrical defects, among others.

We also programmed recoating works in 24 km of pipeline, to be completed over the period 2014/2015, too. The program started in December 2014, in the vicinities of San Antonio, Río Negro.

Within the “Stress Corrosion Cracking” assessment and mitigation plan, we applied the susceptibility model to the discharge of the compressor plants of the Southern General San Martín Pipeline, conducting 15 verification wells, in which no evidence of cracking was detected. Additionally, to assess this threat we completed fluency tests along 35 kilometers of the Olavarría – Barker pipeline and we started the re-testing of 38 km in the pipeline section Gaviotas – General Cerri.

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On the other hand, based on the analysis and planning carried out by the pipeline integrity team, we conducted a campaign for the survey and repair of 45 external corrosion failures.

In the field of cathodic protection, we continue strengthening the system with the installation of 10 new units and 13 lens reinforcements. On the other hand, regarding the remotely-operated measurement of cathodic protection units, 37 units have been updated and linked to the SCADA system (“Supervisory Control and Data Acquisition”). Also, regarding integrity inspections, we outlined a 110 kilometers direct inspection plan, the advance status of which is of 50% as of December 31, 2014.

In the Buenos Aires ring, on the section ranging from General Rodríguez to General Pacheco, we are conducting thorough quantitative risk assessments and implementing adequate mitigation measures with the purpose of minimizing the risk in this segment - the one that presents the highest demographic concentration.

Finally we are conducting a survey known as “Free-Spam” in the underwater sections located in the Strait of Magellan and on the northern borders, to detect pipeline erosion generated by sea currents.

4.

Environment and Quality

Since our early beginnings, we have analyzed, monitored and improved our policies related to environmental issues, ensuring compliance with the laws and regulations applicable to environmental protection.

To address the growing relevance of environmental management, in 2014 we conducted a comprehensive review of all our environmental processes, with the aim to enhance our response to possible requirements by the authorities and the community on this issue.

The main environmental issues derived from our operations are related to issuances of natural and combustion gases to the atmosphere, emergencies and damages by third parties, environmental noise, generation of waste, impact on the soil, water courses and archaeological or paleontological legacy. All these issues are monitored through measurement and follow-up programs. The environmental issues with greatest significance are addressed with one or more procedures to ensure an adequate operative control. We also have an annual program of emergency drills to test our response capacity in the event of security or environmental emergencies.

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As we have an Integrated Management System, all issues related to Safety, Occupational Health, Environment and Quality are duly documented and monitored. As a result of our efforts to consolidate our continuous improvement processes, in 2014 we kept the certification of our Integrated Management System in accordance with ISO 14,001 ISO 9001 standards and OHSAS 18001.

In the reported period, we have implemented improvements to the Integrated Management System tool (“SGI” according to its initials in Spanish), which is structured to support the Integrated Management System. The improvement consists in the creation of a new module “Operative Deviations and Leakages” that provides more efficient follow-ups to quality variable deviations and leakages of natural gas to the atmosphere.

5.

Safety

On the topic of safety, we strengthened our processes aimed at achieving our Zero Accident target. In connection with it, we included within the Integrated Management System tool a module for the management of “Safety Preventive Observations” and we extended the scope of the implementation of the WATCH Program (“Mirá” in Spanish) in the operative sectors.

In 2014, we introduced the concept of Human Factors and Organizational Factors, which facilitate a more efficient analysis of prevention and occurrence of unsafe incidents. The survey on SMS issues was performed on typical contractors’ directors and officers responsible of Health and Safety. We conducted a monitoring of the representative tasks, with an ergonomic approach in different locations of the Company, providing counseling and external training for our professionals.

We started developing the Assets Management Program, which was named “TGS-ASSETS”. We also started the monitoring and assessment of plants, bases and planned sectors and in addition we are conducting workshops to study and implement improvements.

Regarding the Preventive Driving Program, we went deeper into on-site and distance education, training through commented driving and tests via internet. We focused on the Previous Trip Plan (“PVP”) as a risk analysis tool before starting a trip. We also delivered the book “The Smart Driver” to every participant in the driving program, to expand and strengthen the learning imparted in the workshops and applied to their daily

19

tasks. The objective was to extend this training to the driver’s family, to contribute to car accidents reduction. We have recorded lower vehicular incidents with people injuries or serious damage to the vehicles.

6.

Health

Within the framework of a cultural change process that promotes health self-management, positioning it as an institutional value, in 2014 we again conducted the Health Day, extending its scope beyond the main office to the Cerri Complex and Galván Plant.

This year, the facilities of Neuquén, Plaza Huincul and Pico Truncado were added to the list of places certified as “Cardio-protected Spaces”, through the ATEM (Emergency Technicians Association).

We also continued with improvements to the MED LAB system that provides a better follow-up of health indicators and medical exams.

7.

Human Resources

In 2014 we continued implementing several initiatives to support and strengthen our value proposal. The initiatives focused mainly on the following cornerstones: labor relations, compensations and benefits, technical training, and human capital management and planning.

Labor and union relations were conducted uneventfully throughout the year, and we could reach conventional and salary bargaining without union conflicts, which were documented and added to the current union agreements

Also, to maintain external competitiveness and internal equity, we reviewed and updated the salary structure and the “Plus” Benefit Program.

In 2014, as part of the “Opportunities” Internal Promotions Program, we continued offering our employees development and growth proposals. Since the beginning of this program, over 70 positions have been covered with internal staff.

Addressing the need to rely on qualified personnel in our different operational fields, we have continued working on the development of several technical training schools to foster in-company training.  We have been developing– for some years – a range of technical schools based on the following fields of knowledge: cathodic protection, valves, pipeline operation, welding, gas turbines, centrifugal compressors, lube and

20

seals oil, mechanics, electricity and instrumentation, compressor plants operations, chromatography, liquefied gas pumps and compressors. This year we have added Electricity and Instrumentation Level 2 to the existing schools. These areas of expertise can be learned at three technical training centers (Gutiérrez Operative Base, General Cerri Complex and General Conesa Compressor Plant).

In the year 2014, 250 employees took part in the activities conducted at the Training Centers, and 664 teaching hours were imparted. The imparted teaching will ensure the successful generational shift of our workforce and will also allow us to meet the ENARGAS requirements in terms of technical qualifications of the staff for the purposes of operational reliability.

We conducted the 9° Work Climate Survey that reached over 80% of participation. Once again, we have been chosen by the entity “Great Place to Work” as one of the best companies to work for in Argentina, ranking 5º within the category of companies with 251- 1000 employees, based on the result of the survey conducted in 2013.

As socially responsible employers, we have made further progress with the institutional program known as “More for You”, devised for the prevention of illness and promotion of the health of our employees and their families.

8.

Corporate Social Responsibility (CSR) and Sustainable Development

Our social investment programs achieved an outstanding performance in 2014. We continue working in cooperation with the Fundación Cruzada Patagónica, since 2004, and with the Trade Program of La Piedad School from Bahía Blanca, for the purposes of providing training both for youths and adults of the community, improving their work prospects. This year, 46 beneficiaries obtained a certificate for training in courses such as woodwork, lathing, and manufacture of openings, among others. In the period comprised between 2007 and 2014 over 400 people were trained.

We also implemented a professional internship program at the Cerri Complex, benefiting ten students from technical high schools final years. We effectively supported them in their daily tasks to complete their theoretical and practical learning.

On the other hand, in 2014 over 80 employees participated in the 6° 2014/2015 Social Projects Contest, who will implement 19 social projects in the communities where they live and work.

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These alliances with civil institutions positively relate us to the community, which realizes and understands that we transport much more tan gas: we transport quality of life for people and development for the industries.

Towards Business Sustainability

Throughout the 2014, we worked on outlining the sustainability goals that will contribute to the strategy outlined in our Corporate Responsibility Policy (“CSR”).

In the meantime, we are proposing proactive action for our “Transporting Awareness” Damage Control Program. The following actions were pursued with the support of local organizations:

•

Training days for town hall officers, police forces and companies related to ground movement, providing them with information on pipeline installation, causes of worldwide and local incidents, with the aim to involve all players in third parties’ damage prevention, which is the main cause of accidents.

•

Training days in emergencies prevention and response for voluntary fire brigades. With the support of specialized professionals on the issue, the training provides tools and proposes a joint work for outlining prevention and emergency plans together with the local forces.

•

Public door-to-door awareness campaigns in the neighborhoods surrounding the pipelines installations mainly in the Greater Buenos Aires districts: Malvinas Argentinas, Moreno, José C. Paz, General Rodríguez, among others.

In 2014, we conducted a review of the relations and information processes that connect us with our main stakeholders. As part of the review’s first stage, in 2014 we completed a town hall visit program for the areas surrounding the pipelines in which a considerable population growth is evident.

We continue building our CSR based on the sustainability of our main public service, through programs that foster the awareness of the community and society and the commitment of all related parties to the welfare of present and future generations.

9.

Analysis of financial condition and results of operations for the year ended December 31, 2014

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31,

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2014 and 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

Our consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 have been subject to an audit performed by Price Waterhouse & Co. S.R.L.

9.1.

Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2014 and 2013:

Overview

For the year ended December 31, 2014, we have reported a net income of Ps. 105.0 million, in comparison to the total comprehensive income of Ps. 107.5 million reported in the year 2013, representing an increase of Ps. 2.5 million.

The decline of Ps. 2.5 million in net comprehensive income was primarily due to the negative impact on operating income related to the operating deficit of the Natural Gas Transportation business segment, which we led for the first time in the history to an annual operating loss of Ps. 42.4 million. In addition, the increase of the variable costs in the Liquids Production and Commercialization segment also contributed to the

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decline of net comprehensive income in 2014. These factors affected the operating income, which amounted to Ps. 226.0 million, and only partially offset the negative impact of the net financial results totaling Ps. 233.0 million, which were mainly derived from the effect of exchange rate difference on the US dollar net liability position of the Company during the year ended December 31, 2014 and the result obtained by the derivative financial instruments.

In addition, both the existing tariff freeze during the last fifteen years and the delay in the implementation of an overall tariff adequacy by the National Government, made the lack of positive evolution of Natural Gas Transportation tariffs does not accompany a sustained increase in fixed costs, generating an operating deficit in this business segment performance.

Although Resolution No. I-2852 published by ENARGAS (the National Gas Regulatory Body) in April 2014 established the new rate schedules, including step-up increases to the natural gas firm and interruptible transportation rates, which is a partial application of the Transitional Agreement signed between us and the UNIREN on October 8, 2008, that was ratified through the Presidential Decree No. 1,918/09 (the “2008 Transitional Agreement”); the delay in the implementation of the tariff increase and the sustained increase in fixed costs of the Natural Gas Transportation business segment have negatively contributed to deepen the operating deficit of this business segment.

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 17% and 23% of our total revenues during the years ended December 31, 2014 and 2013, respectively. The decrease is due to revenues from this segment are denominated in argentine pesos and its value set in 1999, while other business, like Production and Commercialization of Liquids, are mostly denominated in US dollars, and subject to international market reference prices. These business segment´s revenues mainly proceed from firm Natural Gas Transportation contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the slipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services of the Natural Gas

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Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system.

Natural Gas Transportation revenues for the year ended December 31, 2014 increased by Ps. 83.1 million compared to 2013. The increase was mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement but also is unable to compensate the sustained operating costs increases, (ii) higher provision of interruptible services and, (iii) more services of natural gas transportation intended for export. Despite the increase in the net revenues, the operating deficit of this business segment amounted to Ps. 42.4 million.

Production and Commercialization of Liquids

Liquids Production and Commercialization revenues accounted for approximately 75% and 72% of the total revenue in the years ended December 31, 2014 and 2013, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of our main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. We sell our production of liquids in the domestic and the international markets. We sell part of our production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Liquids Production and Commercialization segment revenues increased Ps. 1,178.0 million in the year ended December 31, 2014, compared to the prior year. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar, (ii) the favorable weather conditions which increased the volume sold by our own account, (iii) higher logistic services rendered in the facilities located in Puerto Galván and (iv) the impact of the annual adjustment of the ethane price. These effects were compensated by the reduction in sale prices for propane,

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butane and natural gasoline as a result of the decrease in the international reference prices, as well as lower fixed charges per metric ton obtained in export agreements during the year ended on December 31, 2014.

It is worth highlighting the negative impact that the volumes of butane, which were contributed to “Garrafa para Todos” program, had on the operating profit of this business segment. Under this program, industry players have committed to a substantial reduction of LPG bottles prices; however, the variable production costs are higher and contribute to a negative margin in the business segment operating profit. It is vital for us to analyze, together with the national authorities, new scenarios, including the revision of the variable export tax regime and the “Garrafa para Todos” program that negatively affect our finances.

Other services

We render “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by us.

Other Services revenues increased by Ps. 178.0 million in the year ended December 31, 2014, when compared to 2013 primarily due to: (i) the impact of the foreign exchange rate, (ii) new midstream contracts, (iii) higher revenues from management services rendered to the gas trust for the realization of the expansions in the pipeline system, (iv) higher revenues from telecommunication services, and (v) higher revenues from steam generation services for electricity generation.

Operating costs, administrative and selling expenses

Operating costs, administrative and selling expenses increased approximately Ps. 1,205.9 million in year ended December 31, 2014 when compared to the previous year. This variation is primarily attributed to an increase in variable production costs in the Liquids segment mainly due to the increased price and volumes of natural gas, purchased as RTP for the Cerri Complex. In addition, there were increases in tax on

26

exports of hydrocarbons due to the variation of the foreign exchange rate and labor costs and other fixed costs.

Other operating results

Other operating results for the year ended December 31, 2014 decreased by Ps. 7.2 million, in comparison to 2013. This variation is mainly attributable to the provisions for contingencies accruals and allowances for doubtful accounts recorded during 2014.

Net financial expenses

Net financial expense increased by Ps. 233.0 million at the close of the year ended December 31, 2014 compared to 2013. The breakdown of net financial expense is as follows:

This increase was mainly related to: (i) the higher negative results from the derivative financial instruments of Ps. 141.5 million, (ii) the increase in the foreign exchange loss of Ps. 90.9 million as a consequence of the variation in the exchange rate during 2014, and (iii) higher negative interest of Ps. 79.7 million. These negative effects were partially offset by the improvement of our financial investments performance during the year ended December 31, 2014.

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Income tax expense

For the year ended December 31, 2014, we reported a Ps. 64.8 million income tax expense, compared to Ps. 65.9 million reported in 2013.

9.2.

Liquidity

Our primary sources and application of funds during the years ended December 31, 2014 and 2013 are shown in the table below:

The net increase in cash flows provided by operating activities was Ps. 148.0 million and was mainly related to additional cash flow generated by the Liquids Production and Commercialization and Other Services segments.

Cash flows from investing activities decreased by Ps. 290.2 million. This decrease is mainly due to the increase in cash flows generated by non-cash financial assets of Ps. 405.4 million used to meet our financial obligations. This effect was offset by higher capital expenditures of Ps. 115.2 million due to higher costs incurred for carrying out repair and maintenance of pipeline system operated by us.

Finally, the variation in the Cash flows used in financial activities was mainly due to the cancellation of the principal of our financial debt in May 2014.

In addition, during our Board meeting of November 26, 2014, the Board approved the distribution of Ps. 260.5 million as a cash dividend (of which Ps. 36.8 million was pending of cancellation at December 31, 2014). Meanwhile, during the year 2013, the cash dividends amounted to Ps. 263.6 million and were paid according to the provisions of the Board of Directors on December 6, 2012 and March 18, 2013.

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9.3.

Fourth Quarter 2014 vs. Fourth Quarter 2013

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2014 and 2013:

Total Net Revenues for the fourth quarter of 2014 increased by Ps. 125.5 million in comparison with the same period in 2013.

Natural Gas Transportation business segment revenues rose Ps. 26.8 million in the last quarter of 2014, when compared to the same period of 2013. This increase is mainly explained by the impact of the new rate schedules for natural gas transportation tariffs which had remained unchanged for fifteen years, and also given the Company corresponding questioning approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement, but also does not compensate the sustained operating costs increase. In addition, a higher provision for interruptible transportation services was recognized during the fourth quarter 2014. As a result, the operating deficit for the last quarter 2014 was Ps. 45.0 million, up Ps. 30.5 million from the fourth quarter 2013, and driven by the ongoing operating costs increase which could not be offset by the tariff increase approved by Resolution I-2852.

The Production and Commercialization of Liquids segment revenue increased by Ps. 56.2 million in the fourth quarter of 2014 compared to the same period of the previous

29

year, mainly due to: (i) an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, (ii) an increase in the volumes sold by our own account and (iii) higher logistic services rendered in the facilities located in Puerto Galván. These effects were offset by the decline of international reference prices, which tumbled to a nearly 6-year lows, along with the reduction in the volumes sold, which were affected by lower ethane deliveries to the sole purchaser.

 Other Services revenues increased by Ps. 42.5 million in the fourth quarter of 2014 compared to the same period of 2013, primarily due to new midstream contracts, the impact of the foreign exchange rate increase on the dollar denominated rates, and higher revenues related to services rendered to the gas trust constituted to carry out expansions in the natural gas transportation system.

Cost of sales and administrative and selling expenses were Ps. 998.9 million in the last quarter of 2014, representing a Ps. 246.1 million increase from the same period of 2013. This variation is mainly attributed to the increase in variable production costs in the Liquids segment mainly due to the increased price and volumes of natural gas purchased as RTP for the Cerri Complex, and higher labor costs.

Other operating income recorded in the fourth quarter of 2014 increased by Ps. 8.2 million compared to the same quarter of the previous year, mainly due to the reversal of the allowance for tax on personal property during the fourth quarter of 2014.

Net financial expense was Ps. 93.3 million in the fourth quarter of 2014, compared to Ps. 164.4 million reported in the same period of 2013. This positive variation of Ps. 71.1 million is mostly attributable to a lower foreign exchange loss as a consequence of the lower variation of the exchange rate of the Argentine peso against the US dollar (of 1.4% in 2014 vs. 12.6% in 2013). This effect was partially offset compensated by the loss generated by the derivate financial instruments and lower financial income on financial assets during the 2014 last quarter.

9.4.

Consolidated Statements of Financial Position

Summary of the consolidated statements of financial position information as of December 31, 2014, 2013 and 2012:

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9.5.

Consolidated Statements of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the years ended December 31, 2014 and 2013:

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9.6.

Statistical Data (Physical Units)

9.7.

Comparative ratios

9.8.

Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2014	2013	2012	2011	2010
January	4.13	3.10	2.78	4.79	2.16
February	4.20	2.56	2.75	4.45	2.14
March	4.58	2.82	2.88	3.90	2.60
April	5.14	3.04	2.63	4.50	2.59
May	6.45	2.91	2.62	3.10	2.50
June	5.57	2.60	2.20	3.22	2.50
July	6.08	3.06	2.30	3.14	2.93
August	7.04	3.35	2.27	3.20	2.75
September	10.00	3.80	2.12	2.85	2.78
October	8.78	4.15	1.90	3.20	3.16
November	9.00	4.36	1.92	2.80	3.95
December	7.80	3.80	2.22	2.75	4.61

10.         Outlook

Resolution 2852/14, through which an accumulated increase of 20% of the natural gas transportation tariff was approved, constituted the first tariff increase granted to us since 1999. Although this increase is not enough, it represents some progress towards a comprehensive and

32

definite agreement in terms of tariffs. We not only continued with the legal action but also started claims in administrative instances. In 2015, we will pursue all the action required to implement the Transitory Agreement in accordance with the agreed terms and execute the Comprehensive Adjustment Agreement initialized by us in 2011 to obtain a fair and reasonable tariff re-composition. This is of paramount importance for us, as it will engage all involved parties in guaranteeing the rendering of a high quality public service.

We will continue managing the expansion works carried out in our pipeline system, promoted by the National Government under the Gas Trust Fund Program, which will generate revenues related to the management of the works and also will increase our revenues related to the operation and maintenance of the assets owned by the Trust Fund. This will lead to further negotiations with the National Government to adjust the CAU values paid for the operation and maintenance of the expansion works in accordance with the framework outlined by the Executive Branch Decree N° 180/05.

One of the cornerstones of our performance will be the constant monitoring of our financial condition, in pursuit of an efficient management of resources, with the aim to achieve costs reductions to offset the increasing operative deficit that affected the natural gas transportation segment in 2014.

Regarding the Liquids Business, its complex global scenario presents us with major challenges. The products oversupply and the drop in prices reduce our competitiveness compared to other providers, providing an uncertain outlook regarding the allocation of bids for the sale of natural gasoline, propane and butane.  With respect to the sales of ethane to Polisur (only client to whom we sell this product), we will focus on the renewal of the contract that expires in 2015.

In light of the scenario described above, we will double our efforts and strengthen action pursued with the National Government in the year 2014, focusing on the impact of export taxes schemes on our financial condition. Subject to the results obtained from those meetings, we will estimate the measures required to achieve the sustainability of the business, including the assessment of our participation in the propane and butane supply to the domestic market promoted by the Government, at such low prices that the production and commercialization costs are not covered, representing a considerable decrease in operative margins. In this sense, we might be under the obligation to inform the government that it is impossible for us to continue with the “Carafe for Everyone” program, given the current conditions in the segment.

Regarding the Other Services Segment, we will continue analyzing opportunities related to compression, treatment services and logistics in storage and dispatch facilities located in Puerto Galvan and optimizing the telecommunications service.

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We stick to our commitment to the continuous improvement of each of our processes, optimizing the use of resources and reducing operative costs. In this sense, we will take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the natural gas transportation system. Based on the result obtained from the tariff re-composition of the natural gas transportation system and on the measures adopted by the National Government to preserve the profitability of the Liquids Business, we will continue with the implementation of different actions, such as the risks management standardization and systematization in pipelines, compressor plants and processing facilities, and we will intensify the training initiatives that we provide permanently to our staff for its technical formation and for an adequate resources management.

In the financial field, given the negative impact of the exchange rate variation of the Argentine Peso with respect to the United States Dollar on our net financial liabilities, we will continue with the steps taken for its mitigation.  We will continue analyzing the alternatives to minimize the exchange rate impact and enhance the performance of our investments.

Finally, we would like to thank again our shareholders for the trust placed in our performance, our clients and suppliers for letting us participate in the management of their resources and our employees for their permanent cooperation, commitment and dedication. All of them have contributed to the positioning we have earned over our history of 22 years, and to the high performance standards that allow us to be at the forefront of the natural gas industry.

11.      Board of Directors Proposal

Opportunely, when the Ordinary Shareholders´ Meeting that will consider the financial statements for the fiscal year ended December 31, 2014 is convened, the Board of Directors of the Company will make the proposal of how to apply the fiscal year´s result and the destination of the optional reserves constituted by the Ordinary Shareholders´ Meeting held on April 30, 2014 according to Article 27 of Chapter II, Title II, NT 2013.

Autonomous City of Buenos Aires, February 3, 2015.

Ricardo I. Monge

Chairman of the Board of Directors

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

 (Stated in thousands of pesos as described in Note 3 except for weighted average of outstanding shares and basic and diluted earnings per share)

Notes	2014	2013
Revenue from sales	7	4,303,971	2,864,986
Cost of sales	8.h.	(2,565,535)	(1,595,319)
Gross profit		1,738,436	1,269,667
Administrative expenses	8.i.	(163,484)	(117,725)
Selling expenses	8.i.	(647,359)	(457,364)
Other operating income	8.k.	4,921	12,054
Operating profit		932,514	706,632
Net financial results			
Financial income	8.j.	463,151	309,672
Financial expenses	8.j.	(1,228,801)	(842,401)
Total		(765,650)	(532,729)
Share of profit / (loss) from associates	10	2,890	(516)
Net income before income tax		169,754	173,387
Income tax expense	13	(64,766)	(65,881)
Total comprehensive income for the year		104,988	107,506
Total comprehensive income attributable to:			
Owners of the Company		104,983	107,504
Non-controlling interests		5	2
		104,988	107,506
Weighted average of outstanding ordinary shares		794,495,283	794,495,283
Basic and diluted earnings per share		0.13	0.14

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2014	2013
Cash flows provided by operating activities		
Total comprehensive income for the year	104,988	107,506
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	254,311	242,917
Consumption of materials	3,916	3,891
Share of (loss) / profit from associates	(2,890)	516
Increase / (decrease) in allowances and provisions	19,966	(382)
Interest expense accrual	285,307	210,579
Interest income on Other financial assets other than Cash and cash equivalents	(43,764)	(15,585)
Income tax	64,766	65,881
Derivative financial instrument results	103,497	(38,025)
Foreign exchange loss	539,425	504,951
Changes in assets and liabilities:		
Trade receivables	(39,689)	(870)
Other receivables	(118,926)	(49,044)
Inventories	(21,775)	46,926
Trade payables	141,771	1,504
Payroll and social security taxes	20,302	13,799
Taxes payables	(15,586)	2,251
Income tax	(64,804)	(20,730)
Other payables	1,693	226
Provisions	(13,238)	(18,547)
Interest paid	(205,413)	(168,806)
Income tax paid	(17,469)	(62,570)
Derivative financial instruments	(48,187)	11,525
Advances from customers	70,750	33,048
Cash flows provided by operating activities	1,018,951	870,961
Cash flows used in investing activities		
Additions to property, plant and equipment	(350,559)	(235,374)
Other financial assets other than Cash and cash equivalents	156,143	(249,260)
Cash flows used in investing activities	(194,416)	(484,634)
Cash flows used in financing activities		
Proceeds from loans	-	30,000
Payment of loans	(769,932)	(4,444)
Dividends paid to the Company's shareholders	(212,459)	(263,659)
Dividends paid to non-controlling interest	(2)	-
Cash flows used in financing activities	(982,393)	(238,103)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(157,858)	148,224
Cash and cash equivalents at the beginning of the year	893,812	693,044
Foreign exchange gains on Cash and cash equivalents	53,466	52,544
Cash and cash equivalents at the end of the year	789,420	893,812

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

Ricardo I. Monge
Board of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by EPCA S.A. (“EPCA”) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. It was agreed that upon obtaining the governmental approval, Pampa Group will receive shares representing 40% of CIESA’s capital stock which are held in the Trust. As of the date of issuance of these Financial Statements, ENARGAS has expressed no objections to the transfer of share, remaining pending the approval by the Comisión Nacional de Defensa de la Competencia.

2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2014 and 2013 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1) of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these consolidated financial statements as of December 31, 2014, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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NT 2013 mandates the application of Technical Resolution (“TR”) N° 26 and TR N° 29 approved by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

Therefore, the Company fully adopted IFRS for the first time from January 1, 2012. All IFRS effective at the date of the preparation of these financial statements were applied.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, impairment of property, plant and equipment, and present value of long term receivables. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be recovered or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated. For further information, see Note 4.c.

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2014 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on or after January 1, 2014:

IAS 32 "Financial Instruments - Presentation"

In December 2011, the IASB has issued an amendment to the application guidance in IAS 32 “Financial Instruments - Presentation”, to clarify some of the requirements for offsetting financial assets and liabilities on the statements of financial positions. This amendment do not change the current offsetting model in IAS 32, which requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The amendment disclosures will require more extensive disclosures than are currently required under IFRS.

The amendment does not have impact in the Company’s financial position and results of operations.

IFRIC 21 "Levies"

IFRIC 21 provides guidance for the accounting for an obligation to pay a levy by government that is not income tax, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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The application of this interpretation has had no material impact on Company’s financial position and result of operations.

New standards and interpretations issued by the IASB not effective for the periods beginning on January 1, 2014 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2015 or later and which have not been early adopted by the Company:

Annual improvements to IFRSs 2010 – 2012 Cycle

The annual improvement to IFRSs 2010 – 2012 Cycle include six amendments to IFRSs issued by the IASB, among them: IFRS 8 “Segment Reporting” and IAS 24 “Related Party Disclosures”. These amendments added new disclosures to be included in the financial statements.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

Annual improvements to IFRSs 2011 – 2013 Cycle

The annual improvement to IFRSs 2011 – 2013 Cycle include three amendments to IFRSs issued by the IASB, among them IFRS 13 “Fair Value Measurement. IFRS 13 shall apply to all other pronouncements that require or allow measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. The standard provides a three-level hierarchy of methods for arriving at fair value.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 was issued which establishes a single model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation. IFRS 15 introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue recognition model established in IFRS 15 is applicable to all contracts with customers, except lease contracts, insurance contracts and financial instruments. The recognition of interest and dividends are not under the scope of this standard.

IFRS 15 will be applicable for annual periods beginning on or after January 1, 2017, with earlier application permitted.

The Company is currently analyzing the impact of IFRS 15 requirements.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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IFRS 9 Financial instruments

In July 2014 a new revised version of IFRS 9 was issued. The complete version of IFRS 9 replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. Also, new requirements to classify and measure financial assets were included in this version.

IFRS 15 will be applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is yet to assess IFRS 9’s full impact.

Annual improvements to IFRSs 2012 – 2014 Cycle

The annual improvement to IFRSs 2012 – 2014 Cycle include four amendments to IFRSs issued by the IASB, among them IAS 34 “Interim financial reporting”. The standard requires new disclosures to be included in the interim financial statements.

These amendments will be applicable for annual periods beginning on or after July 2016, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

•

Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.

•

The amendment add additional examples of possible ways of ordering the notes to clarify that understandability and comparability

These amendments will be applicable for annual periods beginning on or after January 2016, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

b)

Consolidation

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2014 have been used for consolidation purposes. Detailed data reflecting subsidiary control as of December 31, 2014 and 2013 is as follows:

	% of shareholding
Company	and votes	Country	Closing date	Main activity

Telcosur S.A.	99.98	Argentina	December 31	Telecommunication Services

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2014 of Link, Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2014 of Link, TGU and EGS, from this date to December 31, 2014.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Company’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.  Furthermore, as of December 31, 2014, investment in Gas Link S.A. (“Link”) has been reduced to zero in the extent that it recorded a shareholder’s equity below zero. As of the date of issuance of these financial statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate. As of December 31, 2013, the investment in Link has been adjusted by Ps. 3,500 due to the elimination of the unrealized intercompany gains.

Dilution gains and losses arising in investments in associates are recognized in the statements of comprehensive income.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2014 and 2013:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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	% of shareholding
Company		Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline Maintenance	December 31
EGS	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

c)

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities (TGS and Telcosur) are measured using the Argentine Pesos, which is the currency of the primary economic environment in which these entities operate (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Company’s presentation currency.

These consolidated financial statements have been prepared under the historical cost convention in nominal currency according to IFRS, the applicable criterion for non-hyperinflationary economies. In this sense, these consolidated financial statements have been prepared in accordance with IAS 29.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

Associates

One of the associates, TGU has a functional currency other than the Argentine peso. Assets, liabilities and results were converted into Argentine pesos at the exchange rate prevailing at the end of each fiscal year, and its common stock and retained earnings at its historical exchange rate.

d)

Financial instruments

Classification

Financial assets are classified into the following categories:

1.

Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future. The Company includes in this category balances in mutual funds and public and private bonds, which are valued at fair value at each closing date.

2.

Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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3.

Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, the loan granted to Pampa Energía, trade receivables and other receivables.

4.

Financial assets available for sale. Financial assets available for sale are non-derivatives that   are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. At December 31, 2014 and 2013, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. At December 31, 2014 and 2013, there are no instruments classified in this category.

2.

Other financial liabilities: Within this category the Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. The Company includes in this category trade payables, loans, payroll payables, derivative financial instruments and other payables except for investing in associates.

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value recognizing the corresponding interest charge. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of comprehensive income within ‘Financial Income’ in the period in which they arise.

Financial liabilities at fair value through profit or loss are initially and subsequently recorded at fair value. Other financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate, recognizing the corresponding interest charge.

Impairment of financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of comprehensive income at the time it occurs. If in subsequent periods,

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

e)

Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial expenses" in the statement of comprehensive income.

Derivative financial instruments have been measured in accordance with IFRS 13.

The Company manages exposures to foreign exchange risks using hedging instruments that provide the appropriate economic outcome. The hedging instruments used include currency forward contracts. The Company does not use derivative financial instruments for speculative purposes.

As of December 31, 2014, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A decrease of financial expenses for the fiscal year 2014 is recognized in the statement of comprehensive income within "derivative financial instruments result".

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

f)

Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

g)

Trade receivables, other receivables and trade payables

Trade receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, including the customers’ credit risk, historical trends and other relevant information are considered indicators that such receivables are impaired. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of comprehensive income.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 16.a.) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

h)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank accounts, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

i)

Other financial assets at fair value through profit or loss

The Other financial assets at fair value through profit or loss consist of public and private bonds and mutual funds not considered as cash equivalents.

Initially they were recognized at fair value and subsequently measured at fair value through profit or loss.

Results from Other financial assets at fair value through profit or loss are recognized in the Statement of Comprehensive Income as "Financial Income".

j)

Property, plant and equipment

The Company elected to measure items of property, plant and equipment at price-adjusted values in accordance with previous GAAP as "deemed cost" as of the transition date to IFRSs. Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income when they are incurred.

Property, plant and equipment (“PP&E”) are comprised as follows:

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 11.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of comprehensive income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 10,409 and Ps. 7,245 for the year ended December 31, 2014 and 2013.

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss (e.g. significant decreases in the market value of assets, in the prices of the main products sold by the Company, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage). If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive income.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets. As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2014 and 2013 the carrying value of PP&E does not exceed their recoverable value.

k)

Loans granted to related companies

They were initially measured at fair value and subsequently the loan to Pampa Energía is measured at amortized cost.

Loans to related parties consist of the balance of the loan granted to Pampa Energía (for further information see Note 19).

l)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost.

m)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2014 and 2013, there are no provisions for this concept.

The Company has calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Current and deferred tax assets and liabilities have not been discounted. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

n)

Asset tax

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the Asset Tax Law”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2014 and 2013, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

o)

Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including those of legal and regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

p)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer and (ii) interruptible natural gas transportation whose revenues are recognized at the inception of the rendering of the service.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf on third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production.

Also, TGS provides telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

q)

Advances from customers

Mainly consist of pre-payments for the transportation of natural gas services made by customers in order to finance pipeline expansion works. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

r)

Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Accumulated Retained earnings”.

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the General Annual Shareholders’ Meeting held on April 30, 2014, for which a specific amount was intended to constitute a special future dividends reserve.

In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders’ Meeting that will approve the financial statements as of December 31, 2014.

Future Capital Expenditures Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

Until December 2011, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

s)

Basic and diluted earnings per share

Basic earnings per share as of December 31, 2014 and 2013 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

t)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM is the Board of Directors. Business segment information is provided in note 7 below.

u)

Dividend distribution

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Dividends distributed during years ended December 31, 2014 and 2013 amounted to Ps. 260,525 (Ps. 0.33 per share) and Ps. 118,291 (Ps. 0.15 per share), respectively.

As of the date of issuance of these financial statements, Telcosur has distributed cash dividends. On May 16, 2014, according to resolutions of the Ordinary Shareholders Meeting of Telcosur, payment of cash dividends to TGS was Ps. 10,152.

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company’s results of operations. The Company’s critical accounting policies are discussed below:

(a) Impairment of property, plant and equipment

The Company considers each of its business segments to be a single cash generating unit. Accordingly, the Company evaluates the carrying value of its property, plant and equipment on a segment-by-segment basis at the end of each fiscal year. In addition, the Company periodically evaluates the carrying value of its property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids and Commercialization segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred by the Company, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital (“WACC”).

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2014 and 2013.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason the Company performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of its natural gas transportation business segment at the end of each year. TGS considered two different scenarios:

a)

Scenario 1: the Company is able to reach an agreement with the Argentine government regarding a tariff increase (“Scenario 1”); and

b)

Scenario 2: the Company is unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2014, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are also uncertain, TGS developed three different projected cash flow streams based on the timing, type and amount of the tariff increase based on the renegotiation process with the Argentine government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the overall probability of occurrence of 95% to each projected cash flow: 50%, 10% and 35%, respectively.  Specific details of each cash flow streams as of December 31, 2014 were based on: (a) the status of the negotiations with the Argentine government, (b) the status of the legal actions initiated by TGS in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement and upheld by the Decree No. 1,918/09, (c) the current regulatory framework, (d) recent experiences and renegotiation agreements signed by other gas and electricity utility peers and (e) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by TGS (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2014.

Up to 60% increase in the weighted probability of the pessimistic case (from 35% to 95%) and a similar reduction in the probability of occurrence of the optimistic case and base case being it equal to zero would not generate adjustment for impairment.

(b) Allowances for doubtful accounts

The Company provides for doubtful accounts relating to its accounts receivables. The allowance for doubtful accounts is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

(c) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the year ended December 31, 2014 and 2013 are as follows:

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The CODM evaluates the business based on the differences in the nature of the Company’s products and services. The business segment information is reported consistently with the information reviewed by the Board of Directors. The amount reported for each segment item is the measure reported to the CODM for these purposes. This measure is the operating profit / deficit.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•

Reported revenues of the operating segments are 10%t or more of the combined revenue, internal and external, of all operating segments;

•

The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

•

Assets are 10 per cent or more of the combined assets of all operating segments

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Company’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Company’s consolidated external revenue is included in reportable segments.

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments under IFRS 8 are as follows:

•

Natural Gas Transportation: revenues of this business segment are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

•

Production and Commercialization of Liquids: Liquids production and commercialization activities are conducted at Cerri Complex, which is located, near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

•

Other services: Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production.

•

Telecommunications: Telecommunication services are rendered through Telcosur, a company controlled by TGS. Telcosur provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

During 2014, in accordance with the quantitative thresholds, reportable segments were modified. The comparative information as of and for the year ended December 31, 2013 presented has been adjusted retrospectively for the sake of comparability.

Detailed information on each business segment for the years ended December 31, 2014 and 2013 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

d)

Advances from customers (1)

(1) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

Advances from customers are denominated in pesos.

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

2014					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	416,968	224,727	84,138	82,777	25,326	-
Social security taxes	74,640	37,074	15,027	17,136	5,403	-
Compensation to Directors and Supervisory Committee	4,595	-	-	4,595	-	-
Professional services fees	22,094	1,238	2,239	17,539	1,078	-
Technical operator assistance fees	69,966	3,000	66,966	-	-	-
Materials	26,597	11,079	15,518	-	-	-
Third parties services	41,059	15,650	20,567	4,842	-	-
Telecommunications and post expenses	3,543	252	690	2,461	140	-
Rents	1,802	411	122	1,092	177	-
Transports and freight	15,647	11,059	4,261	325	2	-
Easements	14,832	14,832	-	-	-	-
Offices supplies	1,669	560	208	820	81	-
Travels expenses	6,142	3,056	1,008	1,431	647	-
Insurance	19,125	11,386	6,853	841	45	-
Property, plant and equipment maintenance	113,011	79,984	29,713	2,718	596	-
Depreciation of property, plant and equipment	254,311	175,461	64,787	14,063	-	-
Taxes and contributions	686,707	47,016	17,320	8,825	613,546 (1)	-
Advertising	136	-	-	-	136	-
Doubtful accounts	(207)	-	-	-	(207)	-
Banks expenses	1,155	-	-	1,083	72	-
Interests expense	300,334	-	-	-	-	300,334
Foreign exchange loss	777,514	-	-	-	-	777,514
Other financial charges	47,456	-	-	-	-	47,456
Derivative financial instruments results	103,497	-	-	-	-	103,497
Costs of services rendered to third parties	18,740	-	18,740	-	-	-
Transactions among business segments	-	(17,299)	17,299	-	-	-
Other expenses	14,306	6,908	4,145	2,936	317	-
Total 2014	3,035,639	626,394	369,601	163,484	647,359	1,228,801

(1) Includes tax on exports of Ps. 511,600 for the year ended December 31, 2014.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

2013					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	305,657	169,043	60,064	58,276	18,274	-
Social security taxes	55,159	27,184	10,736	13,290	3,949	-
Compensation to Directors and Supervisory Committee	2,957	-	-	2,957	-	-
Professional services fees	15,321	355	862	13,527	577	-
Technical operator assistance fees	52,952	6,425	46,527	-	-	-
Materials	18,790	5,886	12,904	-	-	-
Third parties services	30,706	11,140	14,801	4,765	-	-
Telecommunications and post expenses	2,847	474	595	1,569	209	-
Rents	1,354	310	95	882	67	-
Transports and freight	10,694	7,634	2,875	178	7	-
Easements	18,172	18,172	-	-	-	-
Offices supplies	1,068	362	131	444	131	-
Travels expenses	3,981	2,190	636	836	319	-
Insurance	15,733	9,099	5,491	1,117	26	-
Property, plant and equipment maintenance	83,193	54,970	25,807	2,025	391	-
Depreciation of property, plant and equipment	242,917	166,326	63,271	13,320	-	-
Taxes and contributions	488,549	43,793	10,904	784	433,068 (1)	-
Advertising	45	-	-	-	45	-
Banks expenses	1,050	-	-	1,007	43	-
Interests expense	230,807	-	-	-	-	230,807
Foreign exchange loss	626,979	-	-	-	-	626,979
Other expenses and financial charges	22,640	-	-	-	-	22,640
Derivative financial instruments results	(38,025)					(38,025)
Costs of services rendered to third parties	16,571	-	16,571	-	-	-
Transactions among business segments	-	(6,603)	6,603	-	-	-
Other expenses	11,517	5,148	3,363	2,748	258	-
Year ended December 31, 2013	2,221,634	521,908	282,236	117,725	457,364	842,401

(1) Includes tax on exports of Ps. 363,435 for the year ended December 31, 2013.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

j)

Net financial results

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

9.

INVESTMENTS IN ASSOCIATES

10.

PROFIT / (LOSS) FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

11.

PROPERTY, PLANT AND EQUIPMENT

2014										
	Cost					Depreciation					
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,612,277	-	-	18,963	3,631,240	1,348,651	-	85,773	2.2	1,434,424	2,196,816
Compressor plants	1,354,086	-	-	81,998	1,436,084	762,272	-	71,983	3.3 to 25	834,255	601,829
Other industrial plants	2,868	-	-	-	2,868	358	-	98	3.3	456	2,412
Stations of regulation and/or measurement of pressure	126,403	-	-	2,825	129,228	77,640	-	5,166	4.0	82,806	46,422
Other technical installations	28,342	-	-	13	28,355	19,027	-	975	6.7	20,002	8,353
Subtotal assets related to natural gas transportation service	5,123,976	-	-	103,799	5,227,775	2,207,948	-	163,995		2,371,943	2,855,832
Assets related to natural gas upstream service	205,084	-	-	689	205,773	103,669	-	7,998	2.2 to 25	111,667	94,106
Assets related to liquids production and commercialization service	677,111	-	-	18,437	695,548	483,606	-	42,821	5.9	526,427	169,121
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279
Buildings and constructions	184,665	-	-	11,539	196,204	93,198	-	4,502	2.0	97,700	98,504
Fittings and features in building	5,692	-	-	28,283	33,975	3,539	-	780	4.0	4,319	29,656
Machinery, equipment and tools	43,036	3,381	253	753	46,917	34,941	253	1,712	6.7 to 20	36,400	10,517
Computers and Telecommunication systems	363,374	-	-	26,405	389,779	264,435	-	21,916	6.7 to 20	286,351	103,428
Vehicles	28,122	3,549	607	-	31,064	19,210	607	2,968	10 and 20	21,571	9,493
Furniture	13,147	-	-	-	13,147	12,645	-	98	10	12,743	404
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	91,233	-	7,521	4	98,754	78,518
Materials	226,701	112,846	3,916	(48,954)	286,677	-	-	-	-	-	286,677
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	214,619	253,614	-	(140,951)	327,282	-	-	-	-	-	327,282
Total 2014	7,282,950	373,390	4,776	-	7,651,564	3,316,042	860	254,311		3,569,493	4,082,071

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Main account	2013										
	Cost					Depreciation					
	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate%	Accumulated at at the end of the year	Net book value
Pipelines	3,583,938	2,210	-	26,129	3,612,277	1,263,152	-	85,499	2.2	1,348,651	2,263,626
Compressor plants	1,322,490	-	-	31,596	1,354,086	699,420	-	62,852	3,3 to 25	762,272	591,814
Other industrial plants	2,868	-	-	-	2,868	260	-	98	3.3	358	2,510
Stations of regulation and/or measurement of pressure	124,787	-	-	1,616	126,403	72,504	-	5,136	4.0	77,640	48,763
Other technical installations	28,342	-	-	-	28,342	18,019	-	1,008	6.7	19,027	9,315
Subtotal assets related to gas transportation service	5,062,425	2,210	-	59,341	5,123,976	2,053,355	-	154,593		2,207,948	2,916,028
Assets related to gas upstream service	198,378	-	665	7,371	205,084	95,959	147	7,857	2,2 to 25	103,669	101,415
Assets related to liquids production and commercialization service	648,348	-	-	28,763	677,111	441,704	-	41,902	5.9	483,606	193,505
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279
Buildings and constructions	182,031	-	-	2,634	184,665	88,937	-	4,261	2.0	93,198	91,467
Fittings and features in building	5,692	-	-	-	5,692	3,242	-	297	4.0	3,539	2,153
Machinery, equipment and tools	39,034	1,752	-	2,250	43,036	33,596	-	1,345	6,7 to 20	34,941	8,095
Computers and Telecommunication systems	343,322	-	-	20,052	363,374	241,719	-	22,716	6,7 to 20	264,435	98,939
Vehicles	24,621	3,599	98	-	28,122	16,987	98	2,321	10 and 20	19,210	8,912
Furniture	13,122	9	-	16	13,147	12,541	-	104	10	12,645	502
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	83,712	-	7,521	4	91,233	86,039
Materials	176,850	104,125	3,373	(50,901)	226,701	-	-	-	-	-	226,701
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	130,155	153,990	-	(69,526)	214,619	-	-	-	-	-	214,619
Total 2013	7,021,401	265,685	4,136	-	7,282,950	3,073,370	245	242,917		3,316,042	3,966,908

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

12.

LOANS

Short-term and long-term loans as of December 31, 2014 and 2013 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of December 31, 2014 and 2013 is the following:

The maturities of the current and non-current loans as of December 31, 2014 are as follows:

Issuance of notes under the 2007 Global Program (the “2007 Program”):

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the 2007 Global Program for the issuance of new notes up to a maximum aggregate amount of US$ 650.0 million. The 2007 Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the “2007 Notes”), the early prepayment of its

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

outstanding debt through an exchange offer, the cancellation of outstanding notes which did not participate in the exchange offer and cancellation of bank loans. The Company’s goal in issuing these notes was to improve the Company’s financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

The 2007 Notes have a coupon rate of 7.875%, with interest being paid semiannually, and maturity date of May 2017. Principal on the 2007 Notes is to be paid in four equal annual installments beginning in May 2014 until maturity. The 2007 Notes are traded in the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Euro MTF of the Luxembourg Exchange.

Moreover, between August 2008 and August 2010, considering favorable conditions in the market, the Company reduced its financial indebtedness through the cancellation of a portion of the 2007 Notes for an aggregate amount of US$ 125,976,000, which had previously been purchased on the market at a lower price.

On January 10, 2014, TGS launched an offer to exchange its outstanding 2007 Notes for newly issued notes under the 2014 Global Program (the “2014 Global Program”), as it is described below. The period of acceptance of this offer expired on February 7, 2014. The percentage of acceptance received amounted to 67%. As a result of the exchange, a total US$ 123,283,000 of the 2007 Notes remained outstanding and thus, the amortization payments are expected to amount to US$ 30,820,750. After its first amortization in May 2014, as December 31, 2014, 2007 Notes amounted to US$ 92,462,250.

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the December 31, 2014.

The foregoing limitations are subject to exceptions as set forth in the Indenture. For example, the Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2007 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Issuance of notes under the 2014 Global Program (the “2014 Program”):

The 2014 Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason, on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of US$255,451,506 under its 2014 Program. The main conditions of 2014 Notes are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

	2014 Notes

Amount in US$	255,451,506
Interest rate	9.625% anual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The terms and conditions of the 2014 Notes are similar to those applied to the 2007 Notes, having not changed financial covenants with respect to those effective for the 2007 Notes. According to the criteria established by IAS 39, the exchange offer was not accounted for as an extinguishment of financial liabilities, and thus, the costs paid are amortized over the remaining life of the 2014 Notes.

The fair values are based on cash flows discounted at an effective rate of 10.126%.

Other Loans:

On August 24, 2012, the Company entered into a loan with Santander Rio Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.01% payable on a monthly basis. The loan has a repayment schedule with nine quarterly installments as from August 26, 2013 and final maturity in August 2015.

On November 22, 2013, the Company entered into a loan with Itau Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 25 equal and monthly installments and final maturity in November 2016. The first installment is in November 2014.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 34 monthly installments as from July 2014 and final maturity in April 2017.

The current terms of the Company’s interest- bearing borrowings as of December 31, 2014 has been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2014 and 2013 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The analysis of the net deferred tax liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2014 and 2013 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2014 and 2013 as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

14.

PROVISIONS

The total amount of the Provisions are included in current liabilities.

15.

FINANCIAL RISK MANAGEMENT

1.

Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk. To that extent, the Company has different policies adopted to mitigate its exposure to financial risks.

1.1

Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars.

As regards to the revenue derived from the Natural Gas Transportation segment, under Public Emergency and Reform of the Foreign Exchange System Law No. 25,561 (the “Public Emergency Law”), the tariffs charged by the Company are currently denominated in Argentine pesos. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into Argentine pesos and fixed at an exchange rate of Ps. 1.00 = US$ l.00 even as the Argentine peso was allowed to devalue against the US dollar. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 83% and 90% of the segment’s total revenues for both the years ended December 31, 2014 and 2013, respectively. Total revenues denominated in Argentine Pesos accounted for 35% and 29% for the years ended December 31, 2014 and 2013, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2014, and 2013 would have decreased the Company’s income before tax for the year in approximately Ps. 196,725 and Ps. 187,569, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

During the years ended December 31, 2014 and 2013, the Company entered into both US dollar forward purchase contracts as well as US dollar-linked mutual fund investments in order to cover the risk exposure associated with foreign exchange rate movements on its financial indebtedness. The fair value of the forwards was a liability position of Ps. 28,810 and an asset position of Ps. 26,500 as of December 31, 2014 and 2013, respectively.

1.2

Interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The interest rate profile of the Company's borrowings is set out in Note 12.

Currently, the Company’s exposure to cash flow interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates.

As far as interest-bearing financial assets, the exposure to interest rate risk is limited to the financial assets of the Company which bear variable interest rate. Most of the financial assets of the Company bear fix rate interests.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2014 and 2013:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3

Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Belvieu for the LPG and NWE ARA for the natural gasoline). These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of companies engaged in this business.

Based on the volume of sales for the years ended December 31, 2014 and 2013, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 69,228 and Ps. 36,723, respectively.

A US$ 50/ton increase would have an equal and opposite effect on the statement of comprehensive income.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

On the other hand, the price at which the Company sells ethane to PBB Polisur S.A. (“Polisur”) under an agreement expiring December 31, 2015 is subject to an annual adjustment process based on various factors including the Produce Price Index (“PPI”), natural gas price, the quality of the ethane shipped by the Company and the transportation tariffs and charges. Accordingly, the Company does not consider that the sale price of ethane poses a significant risk to the Company.

1.4

Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2014 and 2013 the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and to Petrobras Argentina (one of the shareholders of CIESA). Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2014 and 2013 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

	2014		2013
	Revenues	Trade receivables	Revenues	Trade receivables
MetroGAS	194,904	20,001	183,724	18,108
Camuzzi Gas Pampeana S.A.	108,668	22,433	99,601	19,467
Gas Natural BAN S.A. (“BAN”)	78,913	8,501	70,614	7,167
Petrobras Argentina	30,192	13,517	31,698	3,706
Camuzzi Gas del Sur S.A.	26,296	2,905	23,934	4,662

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Polisur, Petrobras Global Trading BV (“Petrobras Global”) and Petroleo Brasileiro both related companies of Petrobras Argentina. Revenues from these customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	Revenues	Trade receivables	Revenues	Trade receivables
Polisur	1,055,582	89,148	735,380	93,845
Petredec	944,233	42,989	411,127	131,329
Petroleo Brasileiro	627,468	25,475	343,150	39,573
Petrobras Global	-	-	373,791	-

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) loans granted to related parties, (iii) other financial assets at fair value through profit or loss, (iv) trade receivables, (v) other receivables and (vi) derivate financial instruments, as of December 31, 2014 and 2013:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	(In thousands of pesos)	Credit rate
Time deposits	22,939	AA
Time deposits	75,887	BBB-
Time deposits	201,181	CCC
Time deposits	145,303	CCC-
Mutual funds	38	AAA
Mutual funds	523	AA+
Mutual funds	7,956	AA
Mutual funds	54,053	A+
Mutual funds	88,940	A
Public Bonds	2,338	CCC

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.5

Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources and close oversight of cash flows projections. The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations.

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables, derivative financial instruments and loans as of December 31, 2014 and 2013. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.6

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal credit quality and capital structure to reduce the cost of capital.

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2014 and 2013, the gearing ratio was as follows:

	2014	2013
Total Loans (note 12)	2,465,689	2,507,227
Total Equity	1,867,543	2,023,082
Total Capital	4,333,232	4,530,309
Gearing ratio	0.57	0.55

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

2

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.d. According to the provisions of IFRS 7 and IAS 32, non-financial assets and liabilities such as property, plant and equipment, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2014 and 2013 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

2.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BCBA. Additionally within this level, the Company included derivative financial instruments because the settlement date thereof coincided with the closing date of the fiscal year. For the calculation of fair value, the corresponding quoted price was obtained.

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, those derivate financial instruments for which the Company was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2014, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2014 and 2013:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2014 and 2013, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and 2014 Notes at December 31, 2014 and 2013 based on their quoted market price:

16.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de GdE, the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created the Ente Nacional Regulador del Gas (“ENARGAS”), which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs. Previous the enactement of the Public

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Emergency Law, and cccording to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2015, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required TGS and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company was determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Group (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that is hearing in the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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and GEB Corp. on March 11, 2011. On January 12, 2015, by agreement of the disputing parties, the legal action of Enron Corp. and Ponderosa Assets LP held against the Argentine Republic before the ICSID was suspended until July 12, 2015.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (the “Transitional Agrement”). According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan called for under the 2008 Transitional Agreement using our own funds, and on September 6, 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the 2008 Transitional Agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date.

Because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, TGS filed an acción de amparo (a legal action to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010, TGS was served notice of a judgment that upheld the acción de amparo filed by TGS. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against this judgment.

Moreover, on November 16, 2010, TGS received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Government in connection with or arising from the Renegotiation Process must be suspended. In response, on November 18, 2010, TGS requested the suspension of the acción de amparo mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless TGS’ Board of Directors, before or at the expiration of each period, decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, TGS requested that ENARGAS and MPFIPyS join TGS’ request to suspend the acción de amparo, and as of the date of this Financial Statements, TGS has not received any favorable response on this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the City of Buenos Aires confirmed the sentence passed by the first instance judge, setting a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. On June 11, 2012 the Supreme

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby TGS recorded the fulfillment of the court action by the SCyCG. On November 28, 2013, the Supreme Court of Justice of the Argentine Republic dismissed the appeal requesting that the dismissal of the extraordinary appeal be vacated. This decision made by the Supreme Court of Justice is a final ruling on the subject.

According to the 2008 Transitional Agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2015. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includeded the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity required for the Argentine Government was unable to provide. In October 2011, TGS received a new proposal from UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. In August 2011 TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement; however, as of the date of this Annual Report, the Renegotiation Agreement, other than the initial 20% tariff increase, is still not effective. UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above –the last was until July 12, 2015, and formally required the order of quick sentence.

Under the framework of the 2008 Transitional Agreement, the ENARGAS issued Resolution No. I-2852 on April 7, 2014 containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. The new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. The tariff increase is exiguous given the increase in operating costs suffered.

The funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works in the pipeline system in order to guarantee the quality of the rendering of natural gas in accordance with the guidelines established in the Natural Gas Industry Regulatory Framework, according to an investment plan submitted by TGS and previously approved by the ENARGAS.

The publication of the new rate schedules partially implements the 2008 Transitional Agreement. The 2008 Transitional Agreement establishes that the tariff increase is effective retroactively starting September 1, 2008. The Company filed a motion for reconsideration before ENARGAS due to the omission regarding the methodology to recover the increase that should have been effective as from September 1, 2008 to March 31, 2014 following the provisions of the 2008 Transitional Agreement. Having spent in excess deadlines for the determination of the appeal by the ENARGAS, TGS considered denied its request, and asked the regulatory agency the transfer of the proceedings to the Secretary of Energy to focus on the analysis of the appellate subsidiary interposed in the motion for reconsideration form. Also, to cover the eventual refusal to that request, the Company filed a preliminary administrative appeal under the terms of art. 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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On the other hand, with respect to the execution process corresponding to the appeal initiated In September 2010 we filed an acción de amparo against ENARGAS and SCyCG asking for implementation of the new tariff increase schedule. On September 19, 2014, the judge of the First Instance rejected TGS’ request that ENARGAS publish the tariff scheduled, alleging that after the issuance of resolution I-2852, said organism has complied with the publication of the tariff schedule authorized in Decree No. 1,918/09. Therefore, on September 25, 2014 TGS filed an appeal before the national Chamber for Federal Administrative Law Disputes of the City of Buenos Aires. This appeal was dismissed on December 18, 2014. TGS is currently focused on a special appeal

As part of the negotiations with the UNIREN, TGS continues focusing on following the necessary steps aimed to sign the Integral License Renegotiation Agreement initialed by TGS in October 2011. The indemnity given corresponds to the arbitration action initiated by Enron Corp. and Ponderosa Assets against the National Government for the damages suffered by Public Emergency Law. Although the executive secretariat of the UNIREN ruled favorably regarding the terms reached in the agreement accepted by TGS and recommended the signature of the Ministers of Economy and Finance, National Planning, Infrastructure and Services, as of the date of the issuance of these financial statements, it has been unable to materialize. Also, as it is mentioned above, the Company filed a preliminary administrative appeal under the terms of art. 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014.

TGS continues the negotiations with the National Government for the adjustment of the Charge for Access and Use (“CAU”) which has been created through Presidential Decree No. 180/05 to compensate TGS for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts.

The License establishes, among other restrictions, that TGS will not be allowed to assume CIESA’s obligations, or to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

  Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In March 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Federal Energy Bureau periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On September 19, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of butane ten, twelve and fifteen kgs. bottles (the “Stabilization Agreement”), to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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amendment was signed on April 29, 2014 and was ratified through Resolution No. 532/2014 of the Federal Energy Bureau.

Participation in the Stabilization Agreement implies that the Company produces and markets LPG volumes required by the Federal Energy Bureau at prices significantly below the market. This situation implies that fail to cover production costs thus providing a negative operating margin. Because of this situation, the Company is working with the Federal Energy Bureau in the review of the Stabilization Agreement and, eventually, analyzing its continuity in the participation in this program.

Since 2002, LPG and natural gasoline exports have been subject to a tax on exports which implied a define percentage depending on the FOB price. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, the Ministry of Economy established a variable export tax regime for the natural gasoline and LPG, respectively. According to this regime, if the international price of the relevant LPG product, as notified daily by the Secretary of Energy, is under the reference price established for such product the minimum applicable effective export duty for such product will be 31.03%. On the other hand, in the extent international prices were higher than reference prices, the effective export duty will increase. Due to international prices, the average effective tax rate for 2014 was 33.7%, 32.8% and 31.5% for natural gasoline, propane and butane, respectively.

For this reason, given the current scenario of prices and costs for the Liquids Production and Commercialization segment, the Company will continue with the steps taken so far with the national authorities to allow safeguard the sustainability of the business, particularly with regard to the revision of the current tax regime hydrocarbon exports, and the establishment of a price policy for the purchase of natural gas that stimulates production to meet the needs of the domestic market.

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in the Decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “natural gas processing tariff charge”).

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Tariff Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that TGS is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim.

Should this situation disclosed in Note 18.d was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which TGS will manage the expansion project.

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2014, the incremental transportation capacity was 307 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 25.8 million (including accrued interest) as of December 31, 2014 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

d)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

17.

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of December 31, 2014 and 2013, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the TGS’ shares

TGS’ by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running TGS, requires the prior authorization of ENARGAS.

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of TGS’ net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 12 – “Covenants”).

d)

Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

As a consequence of the implementation of IFRS, the Company recognized a negative difference in the Accumulated Retained Earnings account, and thus, the terms provided by Resolution No. 609 are not applicable.

18.

LEGAL CLAIMS AND OTHER MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales were within the scope of the turnover tax

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, when they were not raw materials for an industrial process.

For the previously mentioned, TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, the Company was notified of the sentence against its interests. On December 22, 2014, TGS filed an appeal against this sentence. As of the date of these Financial Statements, the Court has not issued a final decision.

In September 2014, TGS paid Ps. 13.2 million to cancel the total amount claimed by ARBA for the fiscal periods from January 2002 to July 2003.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax Court partially upheld TGS’s complaint. As of the date of these Financial Statements, the final settlement is still pending.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline. On December 26, 2012, the Company answered the charges alleging the statute of limitations of the taxes claimed for 2006 period. On April 10, 2013, the Agencia de Recaudación de la Provincia de Buenos Aires (“ARBA”) did not accepted the answer of charges sent by TGS. On May 2, 2013, TGS lodged an appeal against ARBA’s decision to the Tax Court. On September 3, 2014, TGS was informed of the unfavorable sentence issued by the Tax Court. Due to the administrative proceedings are finished, the Company presented in the Contentious-Administrative Court the statute of limitations allegation.

On April 13, 2013, TGS was notified with a new formal assessment notice of Ps. 2.7 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from January 2007 to April 2008. On June 14, 2013, TGS was notified of the penalty resolution which was appealed on July 13, 2013 alleging the statute of limitations of fiscal year 2007.

As of December 31, 2014 and 2013, TGS maintains a provision of Ps. 21.1 million and Ps. 43.3 million, respectively.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

Province of Santa Cruz

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services.

This assessment corresponds to the period from January 1998 to October 2002. In August 2005, TGS paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 by the amount of Ps. 5.9 million. In September 2013 TGS paid Ps. 6.8 million (including interest as of that date) and initiated the tax recovery process, which is pending.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Province of Río Negro

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007. The tax recovery process was rejected on August 1, 2012. It was appealed by TGS. On September 30, 2014, TGS requested the open of the evidence stage, which as of the date of issuance of this consolidated financial statements is ongoing.

Province of Tierra del Fuego, Antártida Argentina e Islas del Atlántico Sur

In September 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 11.2 million corresponding to 2002-2007 period. Once all legal actions were lodged, in February 2013, TGS paid the amounts claimed, beginning the tax recovery process.

In November 2013, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur initiated new formal assessments for the periods August 2008 and March 2013 and April 2013 and June 2014 asking for the payment of Ps. 24.1 million and Ps. 12.7 million, respectively. For that reason, TGS initiated legal actions, which are pending.

As of December 31, 2014 and 2013, the Company recorded a provision of Ps. 120.8 million and Ps. 84.5 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

TGS’ management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against the Resolutions (for further information, see Note 16.b), on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters to resolve the applicability and legal continuity of the preliminary injunction. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. Pursuant to the prevailing legislation, the precautionary injunctions issued against the National Government are renewable at the request of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

a party at its maturity. TGS requested and obtained a new preliminary injunction which will expire on March 30, 2015. Given this limited duration, TGS filed an appeal before the Supreme Court.

Furthermore, TGS to broaden the basis for their demand after the enactment of Law No. 26,784 which amended Law No. 26,095 so as to include the natural gas processing tariff charge under the taxes whose creation was delegated to the Executive Branch by the National Congress, TGS has referred to the presiding judge confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2014, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 182.8 million and. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 372.2 million.

d)

Repetition action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau, which was not solved yet. As of the date of the issuance of these consolidated financial statements, the case is in evidence stage.

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

e)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2014 and 2013 the total amount of these provision amounted Ps. 8.3 million and Ps. 9.7 million, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

f)

Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2014 and 2013 the total amount of these provision amounted Ps. 0.1 million and Ps. 1.6 million, respectively.

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In October 2014, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014.

Commercial transactions

During 2014, TGS entered into certain agreements to transfer natural gas and richness to TGS with Petrolera Pampa S.A. and Petrobras Argentina. These agreements will expire in April and October 2015, respectively. The price, which is denominated in US dollars, is determined according to common practices.

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

Financial transactions.

Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)

Extended the expiration date until October 6, 2014, with option of an automatic renewal for one additional period of one year. For this reason, the current expiration date is October 6, 2015.

ii)

Previous to the expiration date, the loan must be paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a,

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)

The current interest rate is equivalent to 6.8% annual plus VAT.

As of December 31, 2014 and 2013, the loan granted to Pampa Energía was exposed in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2014 and 2013 were Ps. 20,637 and Ps. 19,229, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2014 and 2013 is as follows:

The detail of significant transactions with related parties for the years ended December 31, 2014 and 2013 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Year ended December 31, 2014:

Year ended December 31, 2013:

20.   CONTRACTUAL OBLIGATIONS

As of December 31, 2014, the Company had the following contractual commitments:

Approximately the 98% of the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2014 (US$ 1.00 = Ps. 8,551). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

21.   SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013 the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

22.   SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board on February 3, 2015.

No subsequent events between the end of the fiscal year ended December 31, 2014 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company.

23.  INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 of the CNV, TGS informs that by October 28, 2014, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

          Ricardo I. Monge

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Board of Directors’ Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Independent Auditor’s Report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have audited the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, which comprise the consolidated statement of financial position at December 31, 2014, and the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The balances and other information corresponding to the fiscal year 2013 are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations. Also, the Company’s Board of Directors is responsible for the existence of internal control that it deems necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion based on the audit that we have performed with the scope described in the “Auditor’s Responsibilities “section of our report.

Auditor’s Responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) through Technical Resolution N° 32. Those standards require that we comply with the ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company’s consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements as a whole.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Transportadora de Gas del Sur S.A. and its subsidiary as at December 31, 2014, and its consolidated statement of comprehensive income and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Report about the compliance with current regulations

a)

the consolidated financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the consolidated financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the National Securities Commission;

c)

we have read the summary of activity, as regards those matters that are within our competence, we have no observations to make;

d)

at December 31, 2014 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 13.520.403, none of which was claimable at that date.

e)

As required by the National Securities Commission’s Rules, we report that total audit and related services fees billed to the Company during the fiscal year ended December 31, 2014 represent:

 e.1)  100 % of the total fees for services billed to the Company for all items during that fiscal year;

e.2)  32.1 % of the total audit and related services fees billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3) 32.1 % of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)

We have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

City of Buenos Aires, February 3, 2015.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos N. Martínez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 155 - F° 146

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Senior Legal Counsel

Date: April 14, 2015

Footnotes

1() Not covered by the independent auditor report, except for the items 9.4, 9.5 and 9.7.

3